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                                                             EXHIBIT (a)(6)

                      PHARMAINVEST, L.L.C. EXTENDS TENDER OFFER

    NEW YORK, NEW YORK, (September 18, 1997).........PharmaInvest, L.L.C.,
has announced that its offer to purchase outstanding contractual contingent payment rights ("CCPRs") arising from the Purchase of Class A Interests of Amgen Clinical Partners, L.P. for $240,000 per CCPR has been extended and is now scheduled to expire at 12:00 Midnight, (Eastern Standard Time), on September 24, 1997. As of 5:00 p.m. on September 17, 1997, approximately
33 CCPRs had been tendered and not withdrawn.

    For additional information, contact The Herman Group, Inc., the Information Agent/Depository for the Offer at (800) 354-0049.